Exhibit 1.01

Conflict Minerals Report

Section 1 - Introduction

This Conflict Minerals Report (the “Report”) for the reporting period from January 1 to December 31, 2023 (the “Reporting Period”) is presented by Forum Energy Technologies, Inc. (“Forum” or the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is committed to sourcing materials used in its products in a responsible manner. Forum has implemented certain policies and procedures to ensure compliance with applicable laws, including the Securities and Exchange Commission’s final rule implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Company’s efforts related to conflict minerals incorporate the Conflict Minerals Reporting Template (the “Conflict Minerals Questionnaire”). In accordance with Exchange Act Rule 13p-1, the Company undertook due diligence efforts on the source and chain of custody of gold, tin, tantalum or tungsten (collectively, “3TG”) in its products manufactured or contracted to be manufactured during the Reporting Period. The due diligence review was limited to products the Company had reason to believe originated in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) and that are not thought to have originated from recycled or scrap sources.

The Company

We are a global manufacturing company serving the oil, natural gas, industrial and renewable energy industries. With headquarters in Houston, Texas, FET provides value added solutions aimed at improving the safety, efficiency, and environmental impact of our customers’ operations. Our highly engineered products include capital equipment and consumable products. FET’s customers include oil and natural gas operators, land and offshore drilling contractors, oilfield service companies, pipeline and refinery operators, and renewable energy and new energy companies. Consumable products are used by our customers in drilling, well construction and completion activities and at processing centers and refineries. Our capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2023, over 60% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

Products Covered By This Report

This Report relates to all products manufactured by the Company. Those products include, but are not limited to, those listed on Attachment A to this Conflict Minerals Report.

Supply Chain

The Company does not purchase 3TG directly from mines, smelters or refiners. Forum must, therefore, rely on its suppliers to provide information regarding the origin of the 3TG contained in its products.

Conflict Minerals Disclosure

The Company reviewed its materials, parts, products and/or product families to determine whether 3TG was present in each product and, if present, whether 3TG was necessary to the functionality thereof. Based on this inquiry, the Company developed a supplier list. The Company then requested that each supplier identified complete the Conflict Minerals Questionnaire to determine the reasonable country of origin of any products or materials containing 3TG.

Section 2 - Due diligence framework and determination

The Company designed its due diligence measures to materially conform with the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”) and related supplements.

In conformance with the OECD Framework, the Company undertook the following due diligence measures:

Governance

Forum established a Conflict Minerals Policy, effective February 17, 2014, and adopted a Conflict Minerals Manual to be used and implemented as guidance by all product lines in furtherance of Forum’s Conflict Minerals efforts. The Conflict Minerals Manual specifically sets out the due diligence steps and actions taken by Forum and sets guidance for the Company’s ongoing due diligence efforts. Led by the Company’s General Counsel, Forum’s Legal Department manages adherence to the Conflict Minerals Policy and is assisted by other key members of management, including the Vice President – Operations. The General Counsel reports directly to Forum’s President and Chief Executive Officer.

Product Line Applicability

The Company’s product lines reviewed their materials, parts, products and/or product families to determine whether 3TG is present in any such items and necessary to the functionality or production thereof. The Company established a process for identifying and determining the presence of 3TG in each product line’s product list. Once such products and/or product families were identified, each product line developed a supplier list for each piece of material, part, product and/or product family identified as containing or that may contain 3TG.

Supplier Engagement

The Company sent each supplier identified in the above process the Conflict Minerals Reporting Template along with a communication providing instructions and requesting such supplier’s current conflict minerals status and compliance under the Responsible Minerals Assurance Process. The Company surveyed a total of 978 suppliers during its due diligence efforts. The Company received responses from approximately 37.8% of its suppliers, a slight increase over the prior reporting year.

Supplier Response Review and Analysis of Red Flags

Supplier responses were reviewed to determine if materials, parts, or products provided to the Company contain 3TG that is sourced from Covered Countries. As part of the Company’s review process, certain criteria were established and utilized to review supplier responses. Forum believes the established criteria were beneficial to ensure the reliability of each supplier’s responses.

Determination

None of the Company’s product lines received responses from 100% of their suppliers. Certain suppliers could not identify the source of all Conflict Minerals. As of the Reporting Period, the Company does not have sufficient validated information from its suppliers to determine with specificity the facilities used to process, the country of origin, or the mine or location of origin of the 3TG used in any component supplied to it for use in its products. The Company continues to engage with its suppliers to ensure that products were not sourced in a manner that benefited armed groups in the Covered Countries.
Section 3 - Independent audit

As discussed above, the Company does not have direct relationships with smelters or refiners, and the Company does not perform direct audits of these entities’ supply chains for 3TG.

Section 4 - Next steps

The Company will continue to review its manual, policies and procedures for the upcoming reporting year to improve supplier responsiveness. The Company will consider taking additional steps to obtain a higher percentage of supplier responses, including distributing frequently asked questions, training pamphlets, and establishing direct communication with suppliers.

Attachment A

List of Products

Well construction casing and cementing equipment
Protection products for artificial lift equipment
Subsea remotely operated vehicles
Trenchers
Submarine rescue vehicles
Subsea technical services
Tubular handling equipment
Crane system
Pumps and pump parts
Valves
Manifolds
Drilling fluid end components
Drilling manifold systems
Centrifugal pumps
Rig sensors
Bearings
Downhole protection systems
Centralizers
Float equipment
Packers
Flotation collars
Hydraulic fracturing pumps
Cooling systems
Flexible hoses
Wireline cable
Coiled tubing strings
Coiled line pipe
Power end assemblies